Exhibit 99.2

HEXO Corp.

Management’s Discussion & Analysis

For the three months ended

October 31, 2022

Table of Contents

INTRODUCTION	2
COMPANY OVERVIEW	2
STRATEGY AND OUTLOOK	3
SIGNIFICANT EVENTS	3
TRUSS BEVERAGE CO.	4
HEXO USA	4
OPERATIONAL AND FINANCIAL HIGHLIGHTS	5
SUMMARY OF RESULTS	6
ADJUSTED EBITDA	13
FINANCIAL POSITION	14
LIQUIDITY AND CAPITAL RESOURCES	15
GOING CONCERN	16
CAPITALIZATION TABLE	17
CAPITAL RESOURCES	18
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS	18
FINANCIAL RISK MANAGEMENT	19
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	21
RELATED PARTY TRANSACTIONS	21
HEXO GROUP OF FACILITIES	22
MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING	23
RISK FACTORS	26
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	31

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended October 31, 2022

All dollar amounts in this Management’s Discussions and Analysis (“MD&A”) are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars (“USD”) are expressed as US$.

Introduction

This MD&A of the financial condition and results of the operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or the “Company” or “HEXO”) is for the three months ended October 31, 2022. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements (“financial statements”) for the year ended July 31, 2022. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis or cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital at October 31, 2022, and forecasted cash flows may require additional capitalization in order to meet the Company’s obligations for the foreseeable future. Please see Note 2 of the financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

This MD&A is dated December 15, 2022.

Company Overview

HEXO is a consumer-packaged goods (“CPG”) cannabis company with a leading adult-use market share in Canada. Our business focuses on the cultivation, production, manufacturing and sale of cannabis and cannabis 2.0 derivative products. The Company’s primary addressable markets are the Canadian adult-use market, the U.S. CBD medical state-level markets, the global medical market (where permitted by regional legislation) and the Canadian medical market.

We pride ourselves in developing innovative award-winning products, which has been evident in our product offering from the beginning. From our early innovation of Canada’s first oil spray, Elixir to the introduction of the 28g format and straight edge pre-rolls, we strive to develop the right products for the market at the right time. We are committed to putting consumers at the center of everything we do by ensuring we understand them, and the needs that cannabis can address or enhance in their lives. This data driven approach is at the core of our innovation pipeline and is coupled with our keen focus on delivering safe, reputable, high-quality cannabis products to our customers and consumers.

HEXO is headquartered in Gatineau, Quebec, which is home to our first and largest cultivation campus. We also have cultivation and manufacturing locations in the Niagara region of Ontario. The Company’s introductory footprint outside of Canada is the manufacturing facility in Fort Collins, Colorado where we manufacture and sell CBD Powered by HEXO® products.

We are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

2    MD&A

Strategy and Outlook

HEXO continues along the path of its fulsome and complete reset of the organization. The Company’s management team conducted a holistic review of the Company’s strategy and operations, with the goal of refocusing HEXO to concentrate on profitable growth and its role as a leader in the Canadian adult-use and medical cannabis markets.

To accomplish this objective, HEXO management identified three critical pillars - aligning for success, delivering profit and growth, and delivering the preferred cannabis experience to our customers and stakeholders.

Aligning For Success – HEXO is committed to refocusing the Company to serve and excel in the core Canadian markets, adult-use and medical cannabis. The Company established a modified “made to order” cultivation practice to streamline demand planning and enable the Company to meet the supply needs of its clients and customers with clean, consistent and cost-effective products. HEXO has curated a leaner product portfolio, including the Company’s most popular and best-selling flower and pre-roll products; integrating best cultivation practices gained through the Company’s business acquisitions, improving flower output and ensuring consistent THC, terpenes, flavonoids and size throughout its consolidated operations.

Delivering Profit & Growth – The Canadian cannabis industry has shifted from prioritizing rapid expansion and growth, to becoming leaner, more cost-efficient and having a sharper focus on achieving near-term profitability. HEXO has prioritized rightsizing operations through the culling of underperforming assets and targeting an aggressive reduction in overhead expenses, including personnel. Through the rigorous review of its products, HEXO is curating its product offerings to focus on top gross margin generating SKUs and uses the “made to order” demand process to limit exposure to aged-out products and the associated impairments and inventory write-downs. HEXO is also refocusing on the domestic medical market (served through direct to patient and wholesale channels), as the Company anticipates accretive opportunities to bolster net sales at higher average gross margins, while better serving Canadian medical clients.

Preferred Cannabis Experience – HEXO’s goal is to provide the preferred cannabis experience for the three key tiers of its distribution - the provincial boards, its retailers, and its end consumers. Establishing the Company as a long-term valued partner to the provincial boards is key to longevity in the cannabis industry. HEXO aims to deliver a consistent, safe and affordable supply of its products while complying with the highest quality standards that each market demands. Educating HEXO’s retailers on the products is also critical to providing this preferred cannabis experience.

Significant Events

Share Consolidation

During the period, the Company continued to be non-compliant with the Nasdaq’s requirement to maintain a US$1.00 minimum share price. The Company received an 180 day extension to regain compliance status on July 26, 2022. Subsequent to October 31, 2022, and following shareholder approval of a consolidation of the Common Shares on the basis of a range between two (2) and fourteen (14) existing pre-consolidation common shares for every one (1) post-consolidation Common Share (the “Consolidation”) at the annual and special meeting of the shareholders of the Company held on March 8, 2022, the Company filed articles of amendment implementing the Consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-Consolidation Common Share. The common shares will continue to be listed on the TSX and the Nasdaq under the symbol “HEXO”, and the common shares will begin trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation will be reduced to approximately 42,927,746 common shares. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into common shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

Up to $180 million Equity Backstop Financing

HEXO has entered into an agreement with an affiliate of KAOS pursuant to which HEXO, KAOS and such other parties included in the standby commitment (collectively, the “Standby Parties”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for a maximum aggregate of $5 million of Common Shares per month over a period of 36 months. However, the available funds are restricted by a rolling twelve-month, equity blocker, in which the Company may not issue common shares in excess of 19.9% of the total outstanding common share balance. Under the terms of the equity purchase agreement a minimum share price of $0.30 per common share is required in order to utilize the ELOC. The Company has filed the required articles in order to consolidate the common shares on a 14:1 basis. The common shares are expected to begin trading on a post-consolidation basis on the TSX and Nasdaq on December 19, 2022,at which point, the Company’s share price is expected to exceed the minimum share price of $0.30, which remains at the prescribed pre-consolidation amount.

3    MD&A

The Common Shares are expected to be issued at a 7% discount to the 20-day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange at the time the demand is made. Although the maximum standby commitment is contracted to be $180 million over the term of the Standby Agreement (the “Standby Commitment”) it remains subject to the equity blocker described above.

Approvals from the TSX and the Company’s shareholders and the exemptive relief order from the Autorité des Marchés Financiers and each of the securities regulatory authority in each of the other provinces and territories of Canada were received by the Company respectively on May 13, 2022, on June 14, 2022 and August 19, 2022. As at the date of this MD&A, the prospectus supplement qualifying the Stand-By Commitment Shares had not been filed and the Stand-By Commitment has therefore not been drawn upon.

Update on Zenabis Group Filing for protection under the Companies’ Creditors Arrangement Act (“CCAA”)

On June 17, 2022, the Company acknowledged that Zenabis Global Inc. (“Zenabis”) and its direct and indirect wholly owned subsidiaries (collectively, the “Zenabis Group”) filed a petition with the Superior Court of Québec (the

“CCAA Court”) for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs (the “CCAA Petition”). The CCAA Petition was limited to the Zenabis Group and neither the Company nor any of its subsidiaries, other than the members of the Zenabis Group, were petitioners or parties to the CCAA Proceedings. The Company was informed that, on October 31, 2022, a subsidiary of SNDL

Inc. acquired certain assets and shares of the members of the Zenabis Group and, as of such date, the Company no longer has any direct or indirect shareholdings in or corporate affiliation with the Zenabis Group.

Truss Beverage Co.

The Company currently serves the Canadian cannabis beverage market through Truss Beverage Co. (“Truss”), our business venture with Molson Coors Canada (“Molson Canada”). Truss is a market leader in developing and producing a vast range of cannabis beverages that focus on great taste, consistency, and choice for consumers.

Truss beverage products continue to be one of the top cannabis beverage market share positions in Canada with 30% of total sales1.

Cannabis beverage related operations were conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or “HEXO CIB”) under HEXO’s licensing before October 1, 2021 when Truss obtained its own manufacturing and processing license. Under the new arrangement, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. On May 2, 2022, Truss received its independent selling license from Health Canada. Subsequent to October 31, 2022, Truss operationalized the selling license and as a result the Company has ceased the recognition of Cannabis Infused Beverages (“CIB’s”) sales on a gross basis.

As a part of the Company’s holistic review of its business plan and strategy, management continues exploring its options regarding the future of its investment in Truss.

HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company. We’ve established HEXO USA Inc. (“HEXO USA”) – a wholly owned US based entity created to facilitate our expansion into the US hemp market.

The Company’s Colorado based joint business venture, Truss CBD USA LLC (“Truss CBD USA”) with Molson Coors was established to provide hemp-derived CBD in food and beverage across the US, where legally permitted. However, it was concluded on November 16, 2022, that the Company and Molson Coors would be winding down the Truss CBD USA operations and dissolving the US venture, effective December 31, 2022 due to the underperformance of the business and a mutual desire to explore alternative strategies in the US market.

Irrespective of the above, the business plan and strategy pertaining to HEXO USA continues to focus on the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy is anticipated to be applicable to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

[1]	Per HiFyre retailer sales data based on sales for the 3 months ended October 31, 2022.

4    MD&A

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended October 31, 2022, July 31, 2022, and October 31, 2021.

CONDENSED FINANCIAL RESULTS	October 31, 2022	July 31, 2022	October 31, 2021
	$	$	$
Revenue from sale of goods	51,815	60,227	69,497
Excise taxes	(17,340)	(17,910)	(19,535)

Net revenue from sale of goods	34,475	42,317	49,962
Ancillary revenue	1,296	177	226

Net revenue	35,771	42,494	50,188
Cost of goods sold	(35,563)	(83,432)	(82,985)

Gross loss before fair value adjustments	208	(40,938)	(32,797)
Fair value adjustments[1]	(17,563)	5,075	821

Gross profit/(loss)	(17,355)	(35,863)	(31,976)
Operating expenses	(23,164)	(73,903)	(123,133)

Loss from operations	(40,519)	(109,766)	(155,109)
Interest income (expense), net	(1,917)	16,664	(4,531)
Non-operating income (expense), net	(14,632)	(13,072)	42,213

Loss before tax	(57,068)	(106,174)	(117,427)
Current and deferred tax recovery	813	5,787	155
Other comprehensive income	4,201	(1,980)	364

Total net loss and comprehensive loss	(52,054)	(102,367)	(116,908)

1Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

	October 31, 2022	July 31, 2022	October 31, 2021
	$	$	$
Cash and cash equivalents	78,484	83,238	55,763
Adjusted Working Capital[2]	88,730	146,950	9,598
Inventory and Biological assets	57,530	82,315	160,784
Total debt & accrued and unpaid interest outstanding (undiscounted)	280,699	274,895	380,916

•	The Company recognized an Adjusted EBITDA loss of ($598) in Q1’23, representing an improvement of $6,869 or 92% quarter over quarter. Adjusted EBITDA also improved $10,978 or 95% compared to Q1’22.
•

The Company’s general and administrative expenses improved by $2,120 or 17% quarter over quarter and significantly improved by $12,018 or 53% from the comparative period Q1’22. This marks the second consecutive quarter of double-digit percentage reductions to the Company’s general and administrative expenses.

•	Selling, marketing and promotion expenses (“SM&P”) also improved by 17% or $869 from Q4’22. SM&P expenses were improved by $2,117 or 34% from the comparative period Q1’22
•	The Company’s loss from operations improved by $69,247 or 63% quarter over quarter and by $114,590 or 74% from Q1’22.

Operating cashflows also improved relative to Q1’22 by $27,707 or 49%.

[2]	This is a supplementary financial measure. See section “Non-IFRS Measures” of this MD&A for additional details.

5    MD&A

Summary of Results

Revenue

The following table represents the Company disaggregated net revenues by sale stream variances from the previous quarter and the comparative quarter of the prior fiscal year.

For the three months ended	Units	Q1’23	Q4’22	Variance ($)	Variance (%)	Q1’22	Variance ($)	Variance (%)
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis net revenue	$	29,997	34,519	(4,522)	(13%)	35,983	(5,986)	(17%)
Dried grams and gram equivalents sold (kg)	kg	14,471	23,306	(8,835)	(38%)	17,143	(2,672)	(16%)

ADULT-USE (BEVERAGES)
Adult-use cannabis net revenue	$	1,551	5,112	(3,561)	(70%)	3,159	(1,608)	(51%)
Dried grams and gram equivalents sold (kg)	kg	1,845	8,393	(6,548)	(78%)	3,519	(1,674)	(48%)

DOMESTIC MEDICAL
Domestic medical net revenue	$	581	612	(31)	(5%)	668	(87)	(13%)
Dried grams and gram equivalents sold (kg)	kg	138	108	30	28%	151	(13)	(9%)

WHOLESALE
Wholesale cannabis net revenue	$	1,139	2,420	(1,281)	(53%)	4,111	(2,972)	(72%)
Dried grams and gram equivalents sold (kg)	kg	2,484	2,526	(42)	(2%)	4,204	(1,720)	(41%)

INTERNATIONAL
International cannabis net revenue	$	1,207	(346)	1,553	449%	6,041	(4,834)	(80%)
Dried grams and gram equivalents sold (kg)	kg	422	461	(39)	(8%)	2,285	(1,863)	(82%)

Net revenue from the sale of goods	$	34,475	42,317	(7,842)	(19%)	49,962	(15,487)	(31%)

ADULT-USE SALES

Adult-Use Sales (excluding beverages)

The Company’s Q1’23 adult-use net sales fell 13% quarter over quarter. The decline was, amongst other factors, due to delays in shipments to Alberta due to severe weather towards the end of the period, the deconsolidation of Zenabis, which contributed $510 in Q4’22 and lower sales in Quebec due to increased competition, unavailable supply for demanded product and the cannabis retail strike. Historically seasonality is a factor in the early summer months (the Company’s fourth quarter each fiscal year). Management continues to roll out the revised demand planning strategy as per the Profit and Growth pillar.

Net sales have declined 17% comparatively to Q1’22. Lower net sales are the result of the HEXO brand’s decrease market share in provincial markets of Ontario and Quebec due to increased competition. On a net basis, the impact of the deconsolidation of the Zenabis subsidiary group, which represented $4,308 in Q1’22, was offset by a $5,316 increase in Redecan net sales during the period. Due to the timing of the acquisition of Redecan in Q1’22, only two months of sales were recognized compared to a full three month period in Q1’23.

Beverage Based Adult-Use Sales

Sales from the CIB revenue stream effectively represents the sales activity of the Company’s joint business venture with Molson Canada, Truss. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss obtained its own separate license from Health Canada. On October 1, 2021, Truss obtained its Health Canada manufacturing license. After October 1, 2021, the Company entered into a new arrangement with Truss pursuant to which, the Company purchases the manufactured goods from Truss and sells the beverages through to third parties, as a principal in the arrangement. Following the receipt of their cannabis manufacturing license, Truss sells CIB’s to the Company which are then sold by the Company at a $nil margin and are free of excise tax. On May 2, 2022, Truss obtained its own Cannabis selling license but, the purchase arrangement remained unchanged during Q1’23 as Truss had yet to operationalize its selling license.

During the three months ended October 31, 2022, the Company continued to act as a principal in the sale of CIBs to customers and therefore, continues to present revenue from CIB on a gross basis. Cannabis beverage net sales decreased by 70% quarter over quarter as the result of seasonality and higher summer demand for beverages. As compared to Q1’22, cannabis beverage net sales fell 58% due to increase competition in the beverage market and lower market share.

Subsequently, beginning in November 2022, Truss has operationalized its cannabis selling license and the Company has ceased the recognition of CIB sales.

6    MD&A

INTERNATIONAL SALES

International net revenues are subject to volatility on a quarter-to-quarter basis. While management monitors for international opportunities, under the Company’s revised strategy, management is focusing its effort on the domestic Canadian market.

During the period, international net revenues increased $1,553 from the previous quarter. In Q4’22 the Company recognized price concessions of $1,654, as the result of a negotiated payment plan with an international client. Other factors included a velocity slowdown in the Israel medical cannabis market and the impact of Zenabis filing for protection under the CCAA, which resulted in recognizing $1,308 of sales from May 1, 2022 to June 16, 2022.

International net sales decreased 80% when compared to Q1’22 as the result of lower Israeli demand and the deconsolidation of Zenabis.

DOMESTIC MEDICAL SALES

Domestic net medical revenue remained relatively flat quarter over quarter and as compared to Q1’22.

WHOLESALE REVENUE

Wholesale activity consists of transactions between the Company and other domestic licensed entities. These sales are generally large quantities at competitive, bulk sale prices which vary from sale to sale and period to period. Wholesales are also free of excise taxes, as the burden belongs to the purchasing entity.

In Q1’23, wholesale revenues declined 53% from Q4’22, as a result of lower total purchase orders. However, the Company recognized a 10 percentage point increase in gross margin before adjustments on wholesales. Wholesale revenues declined 72% comparatively to Q1’22 as the result of deconsolidating Zenabis which accounted for the majority of the Q1’22 sales.

SERVICE & ANCILLARY REVENUES

Beginning in Q1’23, the Company began providing manufacturing services for a licensed producer and recognized $1,296 in revenue.

Excise Taxes

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and international medical based sales are free of excise taxes.

As a percentage of gross sales in the period, excise taxes have increased 3% from Q4’22 as the result of 5% higher adult-use net sales as a percentage of total net sales composition. Excise taxes have increased 5 percentage points when compared to Q1’22 due to an increase in excise tax applicable sales relative to total net sales composition.

Cost of Goods Sold and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, net realizable adjustments, write offs, depreciation and overhead.

The fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of goods sold.

The fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected costs of completion and selling costs.

The crystallization of fair value on business combination accounting is a result of the purchase price accounting of business combinations. The impact of crystallization realized upon subsequent sales has been removed from gross profit before adjustments below. These figures represent fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold.’ However, per IFRS 3 requirements, the carried fair value adjustments were then capitalized to the inventories cost base upon acquisition and are recorded in Cost of goods sold.

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS financial measures adjusted cost of sales, gross profit before adjustments and gross profit before fair value adjustments. Refer to section ‘Non-IFRS Measures’ for definitions.

7    MD&A

For the three months ended	October 31, 2022	July 31, 2022	October 31, 2021
	$	$	$
Net revenue from the sale of goods	34,475	42,317	49,962
Adjusted cost of sales	(26,248)	(37,281)	(37,270)

Gross profit before adjustments	8,227	5,036	12,692
Gross margin before adjustments	24%	12%	25%
Write off of biological assets and destruction costs	—	—	(980)
Write off of inventory	(4,400)	(6,768)	(615)
Write (down)/up of inventory to net realizable value	(4,915)	(36,331)	(36,197)
Crystallization of fair value on business combination accounting	—	(3,052)	(7,923)

Gross (loss)/profit before fair value adjustments	(1,088)	(41,115)	(33,023)
Realized fair value amounts on inventory sold	(19,966)	(11,826)	(12,760)
Unrealized gain on changes in fair value of biological assets	2,403	16,901	13,581

Gross (loss)/profit	(18,651)	(36,040)	(32,202)

GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS financial measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
October 31, 2022	$	$	$	$	$	$	$
Net revenue from the sale of goods	29,997	581	1,207	1,139	32,924	1,551	34,475
Adjusted cost of sales	(22,577)	(136)	(1,207)	(777)	(24,697)	(1,551)	(26,248)

Gross profit before adjustments ($)	7,420	445	—	362	8,227	—	8,227
Gross margin before adjustments (%)	25%	77%	Nil %	32%	25%	Nil %	24%

July 31, 2022	$	$	$	$	$	$	$
Net revenue from the sale of goods	34,519	612	(346)	2,420	37,205	5,112	42,317
Adjusted cost of sales	(29,314)	(287)	(682)	(1,886)	(32,169)	(5,112)	(37,281)

Gross profit before adjustments ($)	5,205	325	(1,028)	534	5,036	—	5,036
Gross margin before adjustments (%)	15%	53%	(297%)	22%	14%	Nil %	12%

October 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	35,983	668	6,041	4,111	46,803	3,159	49,962
Adjusted cost of sales	(27,938)	(276)	(2,148)	(3,128)	(33,490)	(3,780)	(37,270)

Gross profit before adjustments ($)	8,045	392	3,893	983	13,313	(621)	12,692
Gross margin before adjustments (%)	22%	59%	64%	24%	28%	(20%)	25%

Adult-Use (excluding beverages)

The non-beverage adult-use adjusted gross margin has increased by10 percentage points quarter over quarter. The Q4’22 total adult-use excluding beverages gross margin before adjustments had been impacted by unfavorable variances and under absorption through the Company’s former centralized production facility in Belleville Ontario, which wound down throughout that period. The non-beverage, adult-use adjusted gross margin remained relatively consistent with the comparative period Q1’22.

International

The current period’s international sales were the result of a final Zenabis based sale, facilitated by the Company, in which the profits were payable to Zenabis. The Q4’22 sales were impacted by $1,654 in price concessions. The Company’s international sales and the associated gross margins may vary from period to period as they are dependent upon the specific purchase order arrangements. The Company recognized higher margin specific international purchase orders in the comparative period Q1’22.

Wholesale

The Company’s wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with domestic licensed producers. The wholesale gross margin before adjustments in Q1’23 has increased as compared to Q4’22 and Q1’22 as the result of comparatively favorable purchase orders.

8    MD&A

Cannabis Infused Beverages

The adult-use beverage gross margin amounts to $nil after the derecognition of CIB operations under the old services agreement, and the recognition of certain production variances as discussed in the Company’s CIB division section (see section ‘HEXO CIB’)

IMPAIRMENTS AND WRITE OFFS

During Q1’23 the Company incurred net impairments of $4,915 due to aged out and excess inventory. The Company destroyed and wrote off costs of $4,400 associated with the aged out and unsellable stock. The Company reversed $5,351 of previously impaired inventory as the result of utilizing the stock in value brands and cannabis derivative products.

In Q1’22, the Company destroyed $980 of biological asset and wrote off $615 of inventory upon the ending of operations at the Langley facility (acquired through Zenabis). Also, during the period, the Company impaired $36,197 of inventory primarily due to the cessation of the Keystone Isolation Technology project which would have used significant biomass to commission the Company’s cannabis distillation equipment.

FAIR VALUE ADJUSTMENTS

During the three months ended October 31, 2022, the unrealized gain on changes in fair value of biological assets decreased 82% from Q1’22. The decrease is the result of lower average plants on hand due to the reorganization of the businesses operations and the change in estimated trim value, which is now valued at $nil.

The realized fair value adjustment on inventory sold during the period increased 56% relative to Q1’22 due to the impact of the Redecan acquisition in Q1’22 and no fair value on inventory sold being realized on Redecan sales during that period. The fair value had been crystalized and included in the opening balance inventory’s carrying value, through the applicable purchase price allocation accounting.

Operating Expenses

For the three months ended	October 31, 2022	July 31, 2022	October 31, 2021
	$	$	$
General and administration	10,466	12,586	22,484
Selling, marketing and promotion	4,106	4,975	6,223
Share-based compensation	959	786	3,824
Research and development	322	231	967
Depreciation of property, plant and equipment	784	2,652	2,057
Amortization of intangible assets	2,871	3,338	8,158
Restructuring costs	1,062	3,788	3,989
Impairment of property, plant and equipment and assets held for sale	(611)	7,899	23,803
Recognition of onerous contract	—	1,000	—
Impairment of investment in associate	—	30,835	26,925
Loss/(gain) on disposal of property, plant and equipment	(510)	396	329
Acquisition, integration and transaction costs	3,715	5,417	24,374

Total	23,164	73,903	123,133

Operating expenses include general and administrative expenses, selling, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Selling, marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased 17% quarter over quarter as the result of management’s cost savings initiatives. Further administrative, office and facilities savings of $1,030 were realized in the period relative to the prior quarter, due to the loss of control of Zenabis on June 17, 2022. Professional fees declined as the result of net decreases to audit fees (interim review versus year end audit) and legal fees (Zenabis CCAA filing and senior note refinancing events in Q4’22).

The Company’s general and administrative expenses have been significantly reduced by 53% comparative to Q1’22. The driving force behind the $12,018 cost reduction is the $7,296 or 72% decrease in net payroll expenses upon management’s reorganizations of the business structure and headcount.

Improvements in the Company’s professional fees, facility costs and administrative expenses totaled $4,263. These improvements are the result of the deconsolidation of the Zenabis operations.

9    MD&A

SELLING, MARKETING AND PROMOTION

The Company’s selling, marketing and promotion expenses decreased 17%, quarter over quarter as a result of further cost savings attributable to the Company’s reduced headcount and lower promotional costs.

Furthermore, selling, marketing and promotion expenses have decreased by 34% when compared to Q1’22. The decrease is the result of the Company’s restructuring and reduced payroll costs and the tapering of promotional spend related to Redecan, which was acquired in Q1’22.

SHARE-BASED COMPENSATION

Share-based compensation remained relatively flat from the previous quarter.

When compared to Q1’22, share based compensation has been reduced by 75% due to a lower unvested outstanding option pool and the winding down of higher value option vesting periods.

RESEARCH AND DEVELOPMENT (R&D)

R&D expenses have remained relatively quarter over quarter. R&D expenses have been reduced by 67% when compared to Q1’22 as the result of the Company’s reorganization efforts during the FY22 period.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Total depreciation of property, plant and equipment recognized in operating expenses has decreased 70% and 62% from Q4’22 and Q1’22, respectively as the result of a lower asset pool to be depreciated. The diminished asset pool is the result of the deconsolidation of Zenabis in Q4’22 and reduction of primarily administrative purposed assets. Under the Company’s accounting policy, deprecation associated from the assets which contribute to the production and manufacturing of goods are capitalized during the period and ultimately recognized through cost of goods sold as the inventory is sold. Thus, the depreciation recognized through operating expenses pertain to those assets not contributing to the production and manufacturing of goods, which is a relatively immaterial asset pool in comparison to the asset pool that does.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets decreased by $467 quarter over quarter, as Q4’22 included an acceleration to the useful life of the Company’s outgoing ERP system.

The significant decreases in amortization expenses relative to Q1’22 is the result of the larger intangible asset pool as at October 31, 2021. Through the Company’s business acquisitions, $198,837 of intangible assets (cultivation licenses, brands and production Know-how) were recognized. The Company subsequently impaired intangible assets by $140,839 during FY22 as the result of the Company’s new management reforecasting the estimated future cash flows and the economic benefits to be derived from the acquired assets.

RESTRUCTURING COSTS

The Company’s Q1’23 restructuring costs have been reduced by 72% or $2,726, as no significant events of reorganization or terminations of upper management occurred during the period. The previous quarter, Q4’22, the Company had begun the decommissioning of the Belleville facility and phased out the onsite processing operations, ultimately exiting the facility in mid-August 2022. This resulted in the recognition of restructuring payroll related costs. The Company also recognized $1,150 in executive severance during Q4’22.

The restructuring charges recognized in Q1’22, were primarily the result of the restructuring of the Company’s executive and senior personnel, inclusive of the acquired personnel through the Company’s Q1’22 business acquisitions.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

During Q1’23, the Company adjusted estimated disposal value of the Good House property based on a received offer, resulting in a gain of $410. The Company also recognized minor impairment reversals of $201 upon the realization of certain estimates. In Q4’22, certain assets held for sale were revalued to their estimated recoverable amounts as a result of changing market conditions and certain cultivation equipment and leasehold improvements were impaired as the result of exiting the leased Belleville facility.

During the comparative period Q1’22, the Company recorded impairment losses of $23,803 due to two factors. The first being the Company’s assessment of a certain zone within its B9 facility which has been deemed redundant by management based on its new cultivation capacity. Secondly management terminated the KIT extraction project resulting in an impairment loss of $11,261.

All recoverable amounts were determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy.

10    MD&A

IMPAIRMENT OF INVESTMENT IN ASSOCIATE

No impairment losses were recognized during the current period.

During the comparative period Q1’22, there existed indicators of impairment on the Company’s investment in Truss LP and as such management performed discounted cash flow valuation at October 31, 2021 which resulted in impairment losses of $26,925.

In the prior quarter, on July 31, 2022, the Company identified additional indicators of impairment related to the Truss LP investment, as a result of a further reduction in the financial outlook predicated on budget to actual trends and certain market data. The Company tested the investment for impairment and recorded an impairment loss as outlined below. The recoverable amount was based on the estimated fair value less costs of disposal, which was determined based on an income approach using discounted cash flows (“DCF”). In addition, to further corroborate the DCF valuation, a secondary valuation was completed using adjusted net asset method determined by measuring the underlying assets and liabilities on the balance sheet of Truss on the measurement date to their respective fair value. The tangible non-financial assets are adjusted to reflect their current replacement cost using comparable market data adjusted for economical obsolescence. As a result, an additional impairment loss of $30,835 was recorded.

ACQUISITION, INTEGRATION AND TRANSACTION COSTS

In Q1’23, the acquisition, integration and transaction costs primarily consisted of the shared Belleville facility savings in which the Company is contractually obligated to remit 50% of savings to Tilray Brands Inc following the execution of the shared savings commercial agreement in Q4’22.

During the previous quarter, the Company’s realized transaction expenses related primarily to the closing costs associated with executing the amending and reassignment of the senior secured convertible note to Tilray.

The Company began incurring acquisition and integration expenses in the comparative period Q1’22, relating to the acquisitions of 48North and Redecan and their associated integration costs. These expenses amounted to $24,374 and were inclusive of approximately $22.1 million of broker fees following the acquisition of Redecan.

Other Income and Losses

For the three months ended	October 31, 2022	July 31, 2022	October 31, 2021
	$	$	$
Interest and financing expenses	(2,467)	(4,371)	(5,305)
Interest income	550	501	774
Net gain on extinguishment of debt	—	20,534	—

Finance income (expense), net	(1,917)	16,664	(4,531)

Revaluation of warrant liabilities	2	1,791	27,467
Share of loss from investment in associate and joint ventures	(2,398)	(2,482)	(2,149)
Fair value loss on senior secured convertible note	(6,270)	(52,690)	11,670
Loss on investments	140	(140)	(279)
Net gain on loss of control of subsidiary	–	25,009	—
Foreign exchange gain/(loss)	(9,023)	(1,058)	5,504
Other income and losses	2,917	16,498	—

Non-operating income (expense), net	(14,632)	(13,072)	42,213

INTEREST AND FINANCING EXPENSES

In Q1’23, the Company’s interest and financing expenses consist of interest and accretion related to the Company’s 8% convertible debentures. Interest and financing expenses have diminished as compared to Q4’22 and Q1’22, due to the deconsolidation of the Zenabis held, interest bearing notes payable in Q4’22.

REVALUATION OF WARRANT LIABILITIES

The applicable financial instruments are the US$ denominated warrants which are classified as a liability and remeasured at each period end date. Due to minimal volatility in the Company’s share price during the period, the revaluation of financial instruments was nominal. However, during the prior quarter, the revaluation resulted in a gain of $1,791 due to the decrease to the Company’s underlying share price throughout the period.

In Q1’22, a significant revaluation gain was recognized as the result of the issuance of 24.5 million common share purchase warrants in August 2021 and the subsequent decline of the Company’s share price from the grant date to period end.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE, AMORTIZATION OF DAY 1 LOSS & NET GAIN ON EXTINGUISHMENT

The fair value adjustment of the senior secured convertible note in Q1’23 resulted in a gain of $1,314. An increase in the Company’s credit spread (recognized through other comprehensive income) resulted in a gain of $4,614.

11    MD&A

On July 12, 2022, the Company fully executed the Transaction Agreement in which the Note was amended and reassigned to Tilray from HTI. Management assessed the changes made to the Senior secured convertible note and determined that the modification should be accounted for as an extinguishment of the previous liability and then recorded the Note at its fair value determined as of the date of the modification. Upon extinguishment of the HTI note, the remaining Day 1 loss was fully amortized, for a loss of $49,878. The net loss on fair value adjustments in Q4’22 was $2,812.

Also on July 12, 2022, the senior secured convertible note was recognized at fair value in the amount of $208,560 and a net gain of $20,534 was realized on extinguishment.

Comparatively, in Q1’22, the Company recognized a gain on revaluation of $11,670 as the result of exercised optional redemptions by the note holder in the period, and thereby lowering the outstanding debt. The gain on credit spread during Q1’22 was immaterial.

NET GAIN ON LOSS OF CONTROL OF SUBSIDIARY

On June 17, 2022, the Company’s wholly owned subsidiary Zenabis Global Inc. (“Zenabis”) as well as its direct and indirect wholly owned subsidiaries (collectively, the “Zenabis Group”), filed a petition (the “CCAA Petition”) with the Superior Court of Québec for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs. As a result of the CCAA Petition and the resulting loss of control over the Zenabis Group, the Company deconsolidated the assets and liabilities of Zenabis and effectively de-leveraged itself from the $50,732 senior note payable previously associated with Zenabis.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period on the USD denominated senior secured note and cash balances. The losses recognized during the period are due to the unfavorable quarter over quarter increase in the CAD/USD rate on the Company’s senior secured convertible note ($13,434) and is offset by the favorable impact on the Company’s USD cash balance.

The CAD/USD rate remained relatively stable in Q4’22, resulting in a foreign exchange loss of $1,058. Conversely, favorable volatility in the USD/CAD exchange rate in Q1’22 applied to the Company’s USD denominated senior secured convertible note, resulted in a gain of $5,504.

OTHER INCOME AND LOSSES

The Company recognized a $2,917 gain on adjusting the onerous contract to the settlement amount during Q1’23. Other income and losses declined 82% from Q4’22, which consisted of a gain on lease liability termination of $18,951, offset by the lease surrender penalty of $2,380.

12    MD&A

Adjusted EBITDA

As further discussed under section ‘Non-IFRS Measures’ Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Net loss before tax, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company’s continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q1’23	Q4’22	Q3’22	Q2’22	Q1’22
	$	$	$	$	$
Net loss before tax	(57,068)	(106,174)	(152,702)	(736,104)	(117,427)
Finance expense (income), net	1,917	3,870	4,964	5,058	4,531
Depreciation, included in cost of sales	4,773	5,112	4,814	5,973	4,969
Depreciation, included in operating expenses	784	2,652	1,579	1,140	2,057
Amortization, included in operating expenses	2,871	3,338	2,957	6,895	8,158
Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(2)	(1,791)	(3,147)	(11,866)	(27,467)
Share of loss from investment in joint venture	2,398	2,482	1,856	2,669	2,149
Fair value losses on senior secured convertible note	6,270	52,690	15,110	76,666	(11,670)
Unrealized loss/(gain) on investments	(140)	140	—	297	279
Realized gain on disposal of investment in BCI	—	–	—	(9,127)	—
Foreign exchange loss/(gain)	9,023	1,058	527	4,582	(5,504)
Net gain on debt extinguishment	—	(20,534)	—	—	—
Net gain/(loss) on loss of control of subsidiary	—	(25,009)	—	—	—
Non-cash fair value adjustments
Realized fair value amounts on inventory sold	19,966	11,826	8,903	9,966	12,760
Unrealized gain on changes in fair value of biological assets	(2,403)	(16,901)	(13,238)	(15,945)	(13,581)
Crystalized fair value adjustment on PPA[3]	—	3,052	4,396	7,127	7,923
Restructuring costs & acquisition costs
Restructuring costs	1,062	3,788	2,804	4,524	3,989
Acquisition, integration and transaction costs	3,715	5,417	1,175	4,569	24,374
Other non-cash items
Share-based compensation, included in operating expenses	959	786	5,769	4,017	3,824
Share-based compensation, included in cost of sales	—	—	—	—	211
Write-off of biological assets and inventory	4,400	6,768	1,973	6,301	1,595
Write (up)/down of inventory to net realizable value - net	4,915	36,331	13,274	13,937	36,197
Impairment loss on goodwill	—	—	—	375,039	—
Impairment losses on property, plant and equipment	(611)	7,899	83,171	100,130	23,803
Impairment losses on intangible assets	—	—	—	140,839	—
Impairment of investment in associate	—	30,835	—	—	26,925
Recognition of onerous contracts and settlement adjustments	(2,917)	1,000	—	—	—
(Gain)/loss of long-lived assets	—	396	(2,935)	(254)	329
Other income/(losses)	(510)	(16,498)	413	(2,031)	—

Adjusted EBITDA	(598)	(7,467)	(18,337)	(5,598)	(11,576)

The Company’s Adjusted EBITDA improved by $6,869 or 92%, quarter over quarter. This was driven by the Company’s 16% ($2,898) total cost savings in general, administrative, R&D, selling, marketing and promotion expenses (together the “ongoing expenses”). The improvements are the result of the restructuring efforts and rightsizing of its operations and headcount (see section ‘Operating expenses’). Beginning in the period, the Company began providing manufacturing services to an LP, and recognized service revenues of $1,296. The Company’s ongoing operating expenses as a percentage of net sales remained flat at 42% quarter over quarter. Improvements to adjusted gross margin during the period of $3,191 (adjusted gross margin improved to 24% from 12% quarter over quarter) were recognized (see section ‘Cost of sales and gross margin before adjustments’).

[3]	This is a supplementary financial measure. See section “Key Operating Performance Indicators” of this MD&A for additional details.

13    MD&A

Adjusted EBITDA improved $10,978 from Q1’22, as the resulted of significantly improved ongoing expenses ($14,780). Offsetting the improvement was the comparative decline in adjusted gross margin due to lower quarter sales compared to Q1’22 (see section “Revenues”).

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past two fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q1’23	Q4’22	Q3’22	Q2’22
	$	$	$	$
Net revenue	35,771	42,494	45,569	52,763
Total loss and comprehensive loss	(52,054)	(102,367)	(146,663)	(690,254)
Weighted average shares outstanding	600,988,447	515,390,016	432,918,608	355,752,174
Loss per share – basic	(0.09)	(0.20)	(0.34)	(1.94)
Loss per share – fully diluted	(0.09)	(0.20)	(0.34)	(1.94)

	Q1’22	Q4’21	Q3’21	Q2’21
	$	$	$	$
Net revenue	50,188	38,760	22,660	32,880
Total loss and comprehensive loss	(116,908)	(67,959)	(20,708)	(20,839)
Weighted average shares outstanding	251,805,870	142,018,176	122,397,731	122,022,069
Loss per share – basic	(0.46)	(0.48)	(0.17)	(0.17)
Loss per share – fully diluted	(0.46)	(0.48)	(0.17)	(0.17)

Financial Position

The following table provides a summary of our consolidated financial position as at October 31, 2022 and July 31, 2022:

	October 31, 2022	July 31, 2022
	$	$
Current assets	212,692	271,647
Non-current assets	404,272	409,302
Current liabilities	321,981	335,076
Non-current liabilities	31,123	32,181
Total shareholders’ equity attributable to HEXO Corp.	263,860	313,692

Current Assets

The following activities and events resulted in the net decrease of current assets during the three months ended October 31, 2022:

•	The Company’s cash and cash equivalents have decreased by $4,754 and restricted funds were reduced by $30,044 (see section ‘Liquidity and Capital Resources’).

•	The Company’s reduced inventory by 27% due to higher net consumption to align to customer demand, as well as excess and obsolete impairment.

•	Biological assets have decreased by $6,763 or 43% in the quarter as the result of the outdoor grow Cayuga site harvest during the period.

•

The $5,232 decrease in commodity taxes recoverable and other receivables was driven by collections upon the finalization of a sales tax audit. This was offset by a $3,420 increase in current prepaid expenses due to the renewal of the Company’s property insurance, and a $2,030 increase in trade accounts receivable due to timing of sales in the quarter.

Non-Current Assets

The following activities and events resulted in the net decrease of non-current assets during the three months ended October 31, 2022:

•	Property, plant and equipment decreased by $4,983 as a result of standard depreciation.

•	On a net basis, intangible assets decreased by $1,119, as the $2,871 decrease from amortization was partially offset by $1,752 of intangible additions pertaining to the Company’s new ERP system.

•	The Company’s investments in associates decreased by $2,277 as a result of equity pick up of the respective operating losses in Truss LP and Truss USA.

•	The increase of long-term prepaid expenses of $3,349 is due to an additional CRA excise security deposit required as part of the Company’s license renewal.

14    MD&A

Current Liabilities

The following activities and events resulted in the net decrease of current liabilities during the three months ended October 31, 2022:

•	Accounts payable and accrued liabilities decreased by $33,285 during the quarter. The key contributors to the decline were the following:

•	A transfer of $8,530 owed to a cannabis supplier into settlement liabilities and onerous contracts as the result of a legal judgement;

•

The settlement of accruals, most notably, professional fees related to integrations costs, the year-end audit and SOX compliance (approximately $3,600), refinancing success fees ($2,700), and a lease termination fee ($2,900).

•	Shared cost savings payments of approximately $3,400 made to Tilray pertaining to the closure of the Belleville facility; and

•	The net decrease in payroll related accruals of approximately $3,000 due to a change in estimated RSU settlement (cash to equity) and general reduction to payroll due to lower headcount and cutoff.

•	The Company’s Senior secured convertible note increased by $12,120, driven by a 6% increase in the CAD/USD FX rate during the quarter.

•	The settlement liabilities and onerous contracts net increase of $5,264 was the result of the judgement stated above.

Long-Term Liabilities

During the three months ended October 31, 2022 long-term liabilities remained relatively consistent from July 31, 2022.

Shareholders’ Equity

During the three months ended October 31, 2022, the net decrease to shareholders’ equity decreased due to the following:

•

On a net basis, the Company’s share-based payment reserve decreased by $188, as the $2,410 decrease due to stock option expires were largely offset by the $2,222 increase in equity-settled share-based payments.

•	The Company’s contributed surplus increased due to the expiry of warrants and stock options as described above.

Liquidity and Capital Resources

Cash Flow Highlights

For the three months ended	October 31, 2022	October 31, 2021
	$	$
Opening cash and cash equivalents	83,238	67,462
Cash (used)/received through:
Operating activities	(28,790)	(56,497)
Financing activities	(4,279)	163,809
Investing activities	28,315	(119,011)

Ending cash and cash equivalents	78,484	55,763

Operating Activities

Net cash used from operating activities for the three months ended October 31, 2022 decreased 49% from the comparative period.

Cash used in operating activities generally decreased due to the 46% reduction in the Company’s total pre-tax net loss, as the result the realization of cost savings initiatives and restructuring. Other contributing factors include:

•	The Company’s general, administrative, selling, marketing and promotional expenses have decreased by $14,135;

•	Cash based acquisition and transaction costs related to M&A and associated integration costs were reduced by $20,659 and restructuring costs were reduced by $2,927.

•	Non-cash operating working capital increased 93%, mainly due to a $10,239 relative increase in prepaid expenses.

Financing Activities

Cash used from financing activities in the three months ended October 31, 2022 decreased from the $163,809 of cash generated in Q1’22 due to the following events and transactions:

•	The Company undertook no financings or additional debt during the period;

•	Net cash generated from issuance of common shares through the underwritten public offering in August 2021 was $174,784;

•	Finance cost payments of $2,970 associated with the Senior secured convertible debenture were made during the period (October 31, 2021—$nil).

•

During the comparative period Q1’22, the company repaid convertible and other debt acquired through the Zenabis and 48North acquisitions in the amount of $6,754 and made interest payments of $1,816. No such payments were made during the current period.

15    MD&A

•	The Company’s lease payments decreased $1,369 in Q1’23 as the result of fewer leased properties; and

•	Cash settlements for exercised RSUs were $249 during the period (October 31, 2021—$nil).

Investing Activities

Net generated through investing activities for three months ended October 31, 2022 improved comparatively from the $119,011 of cash used in Q1’22 due to the following events and transactions:

•

During Q1’23 period management unrestricted $30,044 of cash through the termination of the captive insurance program and the adoption of a traditional directors and officers insurance program utilizing annual premiums versus a pool of restricted funds.

•

In Q1’22, the Company’s $286,454 of Cash held in escrow (raised through the Senior secured convertible note in May 2021) was fully utilized to partially fund the $402,173 cash component of the Redecan transaction. The balance of the cash component was derived from the cash raised in August 2021 underwritten public offering. Total cash payments on business acquisitions, net of cash acquired was $381,157;

•	The acquisition of property, plant and equipment was reduced to $3 as compared to $22,589 in the comparative period; and

•	No cash contributions to the Company’s investments in associates were made during the period, compared to $1,861 in Q1’22.

Going Concern

During the three months ended October 31, 2022, the Company reported an operating loss of $40,519; cash outflows from operating activities of $28,790 and an accumulated deficit of $1,897,839 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $109,289 and held cash and cash equivalents of $78,484 as at October 31, 2022 ($83,238 at July 31, 2022). The Company’s 8% convertible debentures matured on December 5, 2022, which resulted in a cash repayment of $40,729. The Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

The Company has received a non-binding Letter of Intent for a $180 million equity purchase agreement (the “equity line of credit” or “ELOC”), from an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over a 36-month period in order to help meet debt and interest repayments under the amended and reassigned secured note. The available funds are however restricted by a rolling twelve-month, share issuance limitation, restricting the Company’s ability to issue common shares in excess of 19.9% of the total outstanding common share balance, calculated at the beginning of that period. Under the terms of the equity purchase agreement a minimum share price of $0.30 per common share is required in order to utilize the ELOC. As of October 31, 2022, the Company received exemptive relief however has yet to file the prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and thus has not been able to draw on the ELOC. The Company has filed the required articles in order to consolidate its common shares on a 14:1 basis. The common shares are expected to begin trading on a post-consolidation basis on the TSX and Nasdaq on December 19, 2022 and at which point the Company’s share price is also expected to exceed the minimum share price of $0.30, which remains at the prescribed pre-consolidation amount.

The Company has executed a new directors and officers insurance program which has resulted in releasing previously restricted cash in the amount of $29,994 on September 1, 2022. The funds had previously been restricted under the Company’s captive insurance program (Note 6). The captive insurance program was replaced by a traditional insurance program that requires annual premiums.

The Company executed certain cost saving initiatives in the second half of the previous fiscal year in order to improve the operating expenses and cashflows of the business. The impact of these initiatives require time to be fully realized. During the current period, management has demonstrated improvements to the Company’s operating expenses and operating cashflows.

The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations, comply with its financial covenants, and to repay its liabilities when they become due. Alternative financing, predominantly by the issuance of equity to the public, or debt, will be sought to finance the operations of the Company.

There can be no assurances however that financing alternatives will be available or available on terms that are acceptable to the Company or that the Company’s savings initiatives alone will yield sufficient liquidity to meet the minimum liquidity or generate positive Adjusted EBITDA, in order for the Company to meet its covenant requirements and execute on its business plan. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to

16    MD&A

realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the date of this MD&A October 31, 2022 and July 31, 2022.

	December 15, 2022	October 31, 2022	July 31, 2022
Common shares	600,988,447	600,988,447	600,988,447
Warrants	59,541,886	59,541,886	59,582,216
Options	24,676,337	23,291,081	24,687,068
Restricted share units	992,015	992,015	2,033,267
Deferred share units	4,447,540	4,447,540	4,088,386
Convertible debentures	—	3,175,633	3,175,633
Senior secured convertible note	600,849,905	601,720,232	556,882,200

Total	1,291,496,130	1,294,156,834	1,251,437,217

The following table summarizes stock option activity during the three months ended October 31, 2022 and the year ended July 31, 2022.

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Opening balance	24,687,068	0.73	12,018,143	10.63
Granted	—	—	17,851,906	0.73
Replacement options issued on acquisition	—	—	162,009	7.19
Forfeited	(925,127)	2.30	(4,714,233)	4.47
Expired	(470,860)	5.72	(613,733)	22.20
Exercised	—	—	(17,024)	2.54

Closing balance	23,291,081	0.74	24,687,068	0.73

The following table summarizes information concerning stock options outstanding as at October 31, 2022.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.28–$0.75	13,506,446	9.54	1,925,669	9.39
$1.86–$9.92	6,600,510	7.81	5,056,337	7.54
$10.76–$34.00	3,184,125	6.22	3,184,125	6.22

	23,291,081		10,166,131

The following table summarizes RSU activity for three months ended October 31, 2022 and the year ended July 31, 2022.

	October 31, 2022		July 31, 2022
		Value of units on		Value of units on
	Units	grant date	Units	grant date
		$		$
Opening balance	2,033,267	3.24	550,832	7.91
Granted	—	—	1,517,236	1.74
Exercised – cash settled	(1,041,252)	0.24	—	—
Forfeited	—	—	(34,801)	3.30

Closing balance	992,015	2.09	2,033,267	3.24

The following table summarizes DSU activity for three months ended October 31, 2022 and the year ended July 31, 2022.

	October 31, 2022		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	4,088,386	0.24	—	—
Granted	359,154	0.26	4,088,386	0.72

Closing balance	4,447,540	0.25	4,088,386	0.24

17    MD&A

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. On October 31, 2022, there were no vested DSUs.

The following table summarizes warrant activity during the three months ended October 31, 2022 and year ended July 31, 2022.

	October 31, 2022		July 31, 2022
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
		$		$
Outstanding, beginning of period	59,582,216	6.07	36,666,958	8.85
Expired and cancelled	(40,330)	92.98	(3,179,074)	33.86
Issued on acquisition	—	—	1,554,320	22.43
Issued	—	—	24,540,012	4.35

Outstanding, end of period	59,541,886	6.17	59,582,216	6.07

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

Capital Resources

On October 31, 2022, the Company’s working capital and adjusted working capital (see ‘Non-IFRS Measures’) totaled ($109,289) and $88,730, respectively. The Company had no “in-the-money” warrants or vested stock options issued and outstanding as of October 31, 2022, using the closing market price of the common shares on the TSX of $0.26.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years as at October 31, 2022 are as follows:

	2023 (nine months remaining)	2024 – 2025	2026 – 2027	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	39,296	—	—	—	39,296
Excise taxes payable	7,690	—	—	—	7,690
Other liabilities and onerous contracts	11,027	—	—	—	11,027
Convertible debenture and interest	40,747	—	—	—	40,747
Senior secured convertible note(1)	11,854	23,708	246,961	—	282,523
Undiscounted lease obligations	770	1,174	300	1,200	3,444
Capital projects(3)	2,831	—	—	—	2,831
Service contracts	3,002	959	296	79	4,336
Tilray advisory and cost savings agreement(2)	18,426	52,207	36,852	—	107,485

	135,643	78,048	284,409	1,279	499,379

(1)	Based on the future cash payment at maturity of the total outstanding principal as at October 31, 2022 and assuming all interest payments are made when due.
(2)	Commercial agreements executed with Tilray Brands on July 12, 2022, a part of the Strategic Alliance initiative and reassignment of the Company’s Senior secured convertible note.
(3)	The Company’s stated capital projects commitments are disclosed on the basis of management’s current capital budget and is subject to change.

LITIGATION

Class Actions

As of October 31, 2022, the Company and its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company’s securities either in an offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and

18    MD&A

costs. The amount claimed for damages has not been quantified and no accrual has been made as at October 31, 2022 (July 31, 2022—$nil).

As of October 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm Onerous contract

During the period, the Company’s onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products was adjusted to the court settlement amount of $1,846, inclusive of $575 of accrued interest. Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

Financial Risk Management

HEXO is exposed to risks of varying degrees of significance which could affect the Company’s ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which HEXO is exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash, cash equivalents and restricted cash. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at October 31, 2022, the Company has $237,083 (US$173,700) of outstanding principle on the amended and reassigned senior secured convertible note bearing interest of 5% per annum, paid semi-annually. The amended and reassigned senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $22,271 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at October 31, 2022 and July 31, 2022.

	October 31, 2022	July 31, 2022
	$	$
Financial assets	504	504
Financial liabilities	(223,214)	(211,096)

Total exposure	(222,710)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at October 31, 2022, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however, they utilized custodian is Citibank which

19    MD&A

holds a credit rating of A+. During the three months ended October 31, 2022, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on October 31, 2022 is $444 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at October 31, 2022 and amounted to $125,693 (July 31, 2022 – $158,461).

The following table summarizes the Company’s aging of trade receivables on October 31, 2022 and July 31, 2022:

	October 31, 2022	July 31, 2022
	$	$
0–30 days	31,855	24,661
31–60 days	3,202	11,808
61–90 days	5,349	2,177
Over 90 days	4,623	4,353

Total	45,029	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended October 31, 2022, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), Société québécoise du cannabis (“SQDC”), British Columbian Liquor Distribution Branch and the Alberta Gaming, Liquor and Cannabis agency (“AGLC”) representing 42%, 15%, 14% and 11%, respectively (October 31, 2021 – SQDC, OCS and AGLC representing 31%, 20% and 15%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations AGLC, OCS and the SQDC representing 16%, 15%, and 10% of total trade receivables, respectively as at October 31, 2022 (July 31, 2022 – the two crown corporations OCS and AGLC representing 42% and 23% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On October 31, 2022, the Company has $78,484 (July 31, 2022 – $83,238) of cash and cash equivalents and $45,029 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $321,981 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $25,029 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at October 31, 2022.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (nine-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	39,296	—	—	—	—	—	39,296
Excise taxes payable	7,690	—	—	—	—	—	7,690
Convertible debentures	40,158	—	—	—	—	—	40,158
Undiscounted lease payments	770	587	587	150	150	1,200	3,444
Senior secured convertible note	30,280	36,678	39,237	271,530	12,284	—	390,009

Total	118,194	37,265	39,824	271,680	12,434	1,200	480,597

20    MD&A

Foreign Currency Risk

On October 31, 2022, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On October 31, 2022, approximately $45,966 (US$33,679) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would result in a change of $459 to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 14 of the interim financial statements.

Critical Accounting Estimates and Assumptions

HEXO’s critical accounting assumptions are presented in Note 4 of the Company’s annual audited consolidated financial statements for the year ended July 31, 2022, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO’s profile on SEDAR and EDGAR.

There have been no changes to the Company’s critical accounting estimates and assumptions as at October 31, 2022.

Related Party Transactions

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

The following table presents the compensation provided to key management during the defined period:

For the three months	October 31, 2022	October 31, 2021
	$	$
Salary and/or consulting fees	591	854
Termination benefits	—	1,638
Bonus compensation	—	2,013
Stock-based compensation	566	1,505
Total	1,157	6,010

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Related Parties and Transactions

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged CIBs in the formerly held Belleville Facility and in the Gatineau Facility. The Company continued to market and sell beverages for the adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalizes its cannabis selling license, the Company purchases the manufactured goods from Truss LP and sells the beverages through to third parties, as a principal in the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022. However, Truss LP had not enabled the license to be utilized and had no ability to sell to their customers. As such, the Company continued to act as the principal in the arrangement during the three months ended October 31, 2022. Subsequent to October 31, 2022, Truss LP has operationalized its license.

During the three months ended October 31, 2022, the Company purchased $1,551 (October 31, 2021 – $912, under the previous arrangement and $1,270 under the second arrangement) of manufactured products under the second updated arrangement.

21    MD&A

HEXO Group of Facilities

The following provides information about HEXO’s consolidated group of facilities as of the date of this MD&A:

Location	Purpose	Description

Masson, Quebec (Corporate Headquarters)	Cultivation & Manufacturing	The Company’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada for Standard Cultivation, Standard Processing, Sale for Medical Purposes and the current license expires April 7, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

Fenwick, Ontario	Cultivation & Manufacturing

The approximately 400,000 sq. ft. owned Fenwick Facility is where all central administrative functions of Redecan are located including accounting, purchasing and quality assurance. The facility is licensed for Standard Cultivation, Standard Processing and Sale for Medical and Adult-use Purposes (effective September 25, 2020 to September 25, 2023). The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

This facility accounts for the majority of Redecan’s processing (extraction, bud drying, trimming and bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities.

Cayuga, Ontario	Cultivation & Manufacturing

The owned Cayuga Facility operates a seasonal annual crop cycle, operating outside and under hoophouses. The crops are planted in the spring and harvested in the fall. The Cayuga Facility is licensed by Health Canada for Standard Cultivation effective until May 1, 2023.

The primary functions of the site are cultivation of annual seasonal crops for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance functions.

Effingham, Ontario	Propagation, Mother plant maintenance, Medical sales distribution	The Effingham Facility’s cultivation activities are utilized for vegetative plant propagation and mother plant maintenance. The facility produces plants to transfer to the Cayuga Facility and Fenwick Facility for cultivation and harvesting. The Effingham Facility also acts as the center for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The facility is licensed for Standard Cultivation, Processing and Selling purposes, with the current license expiring June 26, 2023. The facility is also licensed for cannabis research and the current research license expires October 25, 2024.

FACILITIES DECOMMISSIONED AND/OR DISPOSED OF (OR IN THE PROCESS THEREOF)

Location	Status	Description
Brantford, Ontario	Non-operational (formerly R&D)

HEXO’s Brantford Facility previously served as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was previously fully licensed by Health Canada (Standard Cultivation, Standard Processing and Selling) but the license was terminated by the Company on November 17, 2021 as the operations were moved to Masson to reduce costs.

The building was held for sale as at October 31, 2022 on the Company’s consolidated financial statements and subsequently sold on November 7, 2022.

Kirkland Lake, Ontario	Currently non-operational (formerly cultivation & manufacturing)

The Kirkland Lake Facility is located on 800 acres of land owned by DelShen Therapeutics Corp. (a subsidiary of 48North) and comprises approximately 40,000 sq. feet of indoor cannabis cultivation and processing facility. The facility’s license issued by Health Canada for Standard Cultivation and expired on February 11, 2022.

On November 9, 2021, management announced the decommissioning and closure of the facility, and this was completed January 31, 2022. The closure took place to centralize cannabis cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

22    MD&A

The facility continues to be classified as held for sale as at October 31, 2022 on the Company’s consolidated financial statements.

Brantford, Ontario (Good Farm)	Non-operational (formerly cultivation)

The Good Farm Facility was located in an industrial area in Brantford, Ontario, and is comprised of approximately 46,000 sq. feet of indoor cannabis production, processing space and office space, as well as 25,000 sq. feet of available space to support pre/post farm production, extraction, labs and manufacturing. The facility’s license, issued by Health Canada for Standard Cultivation, expired on February 4, 2022.

On November 9, 2021, management announced the decommissioning and closure effective January 31, 2022. The closure took place to centralize product cultivation, manufacturing, and distribution to core facilities and for synergistic value purposes.

The facility has been classified as held for sale as at October 31, 2022 on the Company’s consolidated financial statements and was subsequently sold on November 9, 2022.

Management’s Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that internal control over financial reporting was not effective as of October 31, 2022 as a result of the previously reported material weaknesses in internal control over financial reporting in the Company’s July 31, 2022 MD&A.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified material weaknesses that existed as of July 31, 2022. For the year ended July 31, 2022, the Company identified material weaknesses in the Company’s control environment, risk assessment procedures, monitoring activities, anti-fraud control activities, information and communication processes, control activities, period-end financial reporting, non-routine, unusual or complex transactions, transaction-level control activities, and information technology general controls. While improvements have been made, these material weaknesses remain unremediated at October 31, 2022 and we continue to provide disclosure of these material weaknesses under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

i. Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company’s objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the

23    MD&A

Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

•

Risk Assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

•

Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

•

While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. Control deficiencies were identified in both the fraud risk assessment and the design and monitoring of the Company’s whistleblower hotline.

•

Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities. Significant changes to the composition of the board and senior management have also impacted information and communication, as well as the overall control environment.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate.

ii. Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Throughout the period, the Company was not able to maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company was impacted by a material level of employee turnover, both voluntary and involuntary. The Company was also impacted by the lean available talent pool s driven by certain macro-economic factors, which made it difficult to find suitable talent to replace these vacancies. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

•

The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

•

The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not adequately maintain controls over a number of significant processes, including purchases-to-pay, revenue and receivables, treasury, inventory, biological assets, property, plant and equipment, borrowings, business acquisitions, intangible assets, leases, equity accounted investments, equity and financial reporting close processes.

•

The Company did not maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company failed to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to material acquisitions.

These material weaknesses resulted in audit adjustments to inventory, loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, revenue, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2022. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

iii. Information Technology General Controls

The Company did not design and maintain effective controls over some information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to:

24    MD&A

•

User access controls, as although user access termination controls were designed during the current year, these controls were not operating effectively at year end. In addition, user access provisioning and review controls have not been designed properly and as a result have not operated effectively; and

•	Testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

We have determined that program change management controls for financial systems and the related controls over computer operations that were previously ineffective have now been remediated.

The IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As previously disclosed, management, with the assistance of external specialists, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in progress:

•

We are continuing to implement additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

•

As of the date of this MD&A, we have bolstered the collective finance and accounting departments internal controls and accounting knowledge with new full-time employees. Management has also restructured the organizational chart to more clearly defined roles and responsibilities as needed to meet the needs of the internal control environment.

•

We have engaged external specialists to assist management with the testing of internal controls and provide advisory services for the remediation efforts and training. As a result, we continue to assess risks related to financial reporting, understand and document significant financial reporting processes, and reassess the design and operation of key controls. We have also strengthened monitoring controls, by implementing internal control oversight meetings with our Audit Committee as we work through our remediation plan.

•

In November 2021, we designed a more robust anti-fraud program, including the transitioning to a third-party service providers for the monitoring of the Whistleblower hotline. Management has implemented an annual review and acknowledgment of the Code of Ethics for all personnel.

•

We continue to be in the design and development stage of an ERP and IT ecosystem project, which will be implemented in the next fiscal year and replace our existing ERP systems. The new ERP is expected to provide the basis for a more standardized approach to ICFR across the Company, improve functionality and reduce reliance on manual spreadsheets. We are in the process of redesigning system development life cycle controls, and in particular those controls over testing and data validation for program development to ensure that the new ERP is aligned with business and IT requirements.

While we believe these actions will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented, and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

Changes in Internal Control Over Financial Reporting

Beginning in Q1’23 Redecan is within scope for management’s internal control assessment. Management is in the process of addressing the Redecan deficiencies, which are consistent with those as described in the Management’s Report on Internal Controls over Financial Reporting filed within the annual MD&A.

Other than the above, there have been no changes in the Company’s internal control over financial reporting during the Company’s quarter ended October 31, 2022 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

25    MD&A

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations. The Company’s fulsome discussion over its risk factors are disclosed in the annual Managements Discussion & Analysis and Annual Information Form dated October 31, 2022 available under our profile on www.sedar.com and www.edgar.com.

•

The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, generate positive cash flows from operations, utilize existing financing resources and/or seek alternative financing sources, and to comply with the financial and non-financial covenants associated with the Senior secured convertible note. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management may secure the necessary financing through the issuance of new public or private equity or more favourable debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. Thus, failure to obtain adequate and favourable financing and capital resources could have an adverse effect on the Company’s financial condition and position.

•

The Company’s ability to make scheduled payments of interest under the senior secured convertible note or repay upon maturity of the note in May 2026. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the note. The Company is in the process of securing an equity line of credit to be utilized towards the payment of interest on the senior secured convertible note. However, as of the date of this MD&A the line of credit has not been secured and there can be no guarantee that regulatory clearance will be provided.

•

The Company is subject to certain financial and non-financial covenants set forth in the senior secured convertible note. The note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. The Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter of FY23. Upon an event of default under the Senior Notes, the outstanding principal amount of the Senior Notes plus any other amounts owed under the Senior Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the senior secured convertible note, and the Secured Noteholder could foreclose on the Company’s assets. An event of default would also likely significantly diminish the market price of our Common Shares.

•

If the principal amount of the senior secured convertible note is not converted into Common Shares or the Company does not pay for accrued interest under the senior secured convertible note in equity, there will be a requirement for a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior secured convertible notes.

•

Starting on December 1, 2021, the Company began experiencing trading days when its Common Shares have traded below US$1.00. On January 25, 2022, the Company was notified by the Nasdaq that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Standard. The Nasdaq notice provided that the Company had 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Standard (the “Initial Cure Period”). The Company’s deadline for regaining compliance with the Minimum Share Price Listing Standard was July 25, 2022 (the “Initial Cure Deadline”). On July 26, 2022, with the Company not having regained compliance by the Initial Cure Deadline, the Company received an extension of 180 calendar days to regain compliance with the Minimum Share Price Listing Standard (the “Supplemental Cure Period”). The Nasdaq determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq with the exception of the Minimum Share Price Listing Standard, and the Company’s written notice of its intention to cure the deficiency during the Supplemental Cure Period by effecting a share consolidation, if necessary. As a result of the extension, the Company now has until January 23, 2023, to regain compliance with the Minimum Share Price Listing Standard. With a view to regaining compliance with the Minimum Share Price Listing Standard, and effective December 14, 2022, the Company filed articles of amendment implementing a consolidation of the Common Shares on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share. The Common Shares will continue to be listed on the TSX and the Nasdaq under the symbol “HEXO”, and the Common Shares are expected to begin trading on a post-consolidation basis on the TSX and Nasdaq on or about December 19, 2022 (see section ‘Share consolidation’).

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as

26    MD&A

including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•

The volatile Canadian cannabis industry has resulted in HEXO and it licensed producer peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

•

The Company has experienced a high volume of voluntary and involuntary turnover of its employees across all levels of management and departments. The Company may not be successful in the retention or replacement of key personnel which may result in a variety of risks, including but not limited to; failure to meet the Company’s financial reporting obligations, and failure to adhere to the Company’s internal control framework (see section ‘Management’s Report on Internal Controls over Financial Reporting’).

•	The Company may not be successful in the integration of acquisitions into our business (see ‘Cautionary Statement Regarding Forward-Looking Statements’).

•

We have identified multiple material weaknesses in our internal controls as of October 31,2022. If we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO’s shares may be adversely affected. While preparing and auditing our consolidated financial statements for the year ended July 31, 2022, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2022. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in “Management’s Report on Internal Control over Financial Reporting” section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

•	The Company may not be able to develop and/or maintain strong internal controls and be SOX compliant by the mandated deadline.

•

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

•

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

•

We may issue additional securities to finance future activities outside of the offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with

27    MD&A

any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

•

HEXO has in the past made and may in the future make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of or issues concerning the acquired entities.

•

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

•	The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company’s ability to expand its business internationally.

•

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

•

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited to; market pricings, external and internal demand for cannabis and cannabis products and by-products.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•

The Company’s ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company’s operations.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the

28    MD&A

availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	Conflicts of interest may arise between the Company and its directors.

•

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

•

Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company operates in a highly regulated industry which could discourage any takeover offers.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings. See the “Adjusted EBITDA” section of this MD&A for an explanation of the composition and a quantitative reconciliation of the Adjusted EBITDA measure.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in “Gross profit before fair value adjustments.” The adjustment begins with the IFRS additional measure Gross profit before fair value adjustments. The cost of goods sold is then modified to remove the impact of write-offs of inventory and biological assets, write downs to net realizable value, destruction costs and the crystalized fair value adjustments from purchase price accounting. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the Gross profit before adjustments measure.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

CRYSTALIZED FAIR VALUE OR CRYSTALLIZATION

The crystallized fair value is the result of the purchase price accounting of Redecan and Zenabis. This represents the fair value adjustments which otherwise would have been realized upon the sale of inventory on the statement of comprehensive income in ‘Realized fair value amounts on inventory sold’ but per IFRS 3 requirements, the fair value adjustments are capitalized to the inventory’s day one cost on the acquisition date.

ADJUSTED WORKING CAPITAL

Defined as the Company’s current assets less current liabilities net of the fair value of the senior secured convertible note but inclusive of the remaining FY23 advisory fees (US$18m). The note is classified as a current liability as the lender possesses the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of October 31, 2022. Working capital is utilized as a key metric for management in assessing the Company’s ability to meet its future obligations.

29    MD&A

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company’s statement of loss and comprehensive loss for the three and six months ended January 31, 2022.

ADJUSTED COST OF GOODS SOLD

Management utilizes this measure to analyze the cost of goods sold in the period excluding the impact of destructions, write offs, and impairments and to support the below gross profit before fair value adjustments measure. Management believes the measure is beneficial to provide insight to the costs of goods sold applicable to the period’s revenue, and free of the impact of aged out stock and unsellable inventory written off during the period. See the “Cost of Goods Sold and Fair Value Adjustments” section of this MD&A for a quantitative reconciliation of the adjusted cost of goods sold measure.

GROSS PROFIT/MARGIN BEFORE FAIR VALUE ADJUSTMENTS

Management utilizes this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company’s perpetual sales activity vs. the future “to be” discontinued sales stream, cannabis infused beverages. As discussed in section ‘Beverage Based Adult-Use Sales,’ the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss operationalizes its cannabis selling license.

30    MD&A

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

•	the Company’s ability to implement its revised business strategy and realize the intended cost savings and benefits;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the Company’s ability to manage and integrate acquisitions;

•	the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S.;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	whether the Company has the ability to fund arising obligations;

•	the impact of competition;

•	the Company’s Truss business ventures with Molson Coors and the future impact thereof;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to protect intellectual property;

•	securities class action and other litigation to which the Company is subject; and

•	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors” in the Company’s 2022 Annual MD&A and Annual Information Form filed October 31, 2022. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

31    MD&A